SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OmniVision Technologies, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

682128103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Shaw Hong

President and Chief Executive Officer

OmniVision Technologies, Inc.

4275 Burton Drive,

Santa Clara, California 95054

(408) 567-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Chris Fennell, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	Y. Vicky Chou Vice President of Global Management and General Counsel OmniVision Technologies, Inc. 4275 Burton Drive Santa Clara, CA 95054 (408) 567-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,646,072	$705.65

*                                         Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 3,813,379 shares of common stock of OmniVision Technologies, Inc. having an aggregate value of $12,646,072 as of November 11, 2009 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☐       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐       third party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by OmniVision Technologies, Inc., a Delaware corporation (“OmniVision” or the “Company”), to exchange certain options to purchase up to an aggregate of 3,813,379 shares of the Company’s common stock with an exercise price greater than or equal to $23.01 per share that were granted before November 1, 2008 (“Eligible Options”), whether vested or unvested, for new restricted stock units (“RSUs”).  The Company will exchange Eligible Options for RSUs on the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated November 18, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A); (ii) the Memorandum to All Eligible Employees, attached hereto as Exhibit (a)(1)(B); (iii) the Election Form, attached hereto as Exhibit (a)(1)(C); (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D); (v) the form of Confirmation E-Mail to Employees, attached hereto as Exhibit (a)(1)(E); (vi) the form of Reminder E-Mail, attached hereto as Exhibit (a)(1)(F); (vii) the Notice to Eligible Employees Regarding Expiration of Offer Period, attached hereto as Exhibit (a)(1)(G); and (viii) Screen Shots of the Offer Website, attached hereto as Exhibit (a)(1)(H).

The foregoing documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”  An “eligible employee” refers to all employees of the Company or its subsidiaries who reside in the United States, People’s Republic of China, Finland, Hong Kong, Japan, Singapore, South Korea, Taiwan, or the United Kingdom as of the commencement of the Exchange Offer and through the date exchanged Eligible Options are cancelled.  Notwithstanding the foregoing, the Company’s named executive officers and members of the Company’s board of directors as of the date of this Offer to Exchange are not eligible to participate in the Offer to Exchange.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.                       Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.                       Subject Company Information.

(a)               Name and Address.

OmniVision is the issuer of the securities subject to the Offer to Exchange.  The address of the Company’s principal executive office is 4275 Burton Drive, Santa Clara, California 95054, and the Company’s telephone number at that address is (408) 567-3000.  The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning OmniVision” is incorporated herein by reference.

(b)              Securities.

As of November 11, 2009, the number of outstanding options to purchase shares of the Company’s common stock was 12,977,196. However, the Offer to Exchange applies only to outstanding options with an exercise price greater than or equal to $23.01 per share that were granted under the Plans (as defined in Item 6 below) before November 1, 2008 (the “Eligible Options”). As of November 11, 2009, there were Eligible Options to purchase 3,813,379 shares of the Company’s common stock.

(c)           Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the awards” is incorporated herein by reference.

Item 3.                       Identity and Background of Filing Person.

(a)               Name and Address.

The filing person is the issuer.  The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.                       Terms of the Transaction.

(a)               Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of awards; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange awards,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and granting of RSUs,” “Conditions of the offer,” “Price range of shares underlying the awards,” “Source and amount of consideration; terms of RSUs,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b)              Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.                       Past Contacts, Transactions, Negotiations and Arrangements.

(e)               Agreements Involving the Subject Company’s Securities.

The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.  See also the equity incentive plans, awards and related agreements attached hereto or incorporated by reference as exhibits (d)(1) to (d)(6).

Item 6.                       Purposes of the Transaction and Plans or Proposals.

(a)               Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

(b)              Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and granting of RSUs” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)               Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

Item 7.                       Source and Amount of Funds or Other Consideration.

(a)               Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(b)              Conditions.

The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference.

(d)              Borrowed Funds.

Not applicable.

Item 8.                       Interest in Securities of the Subject Company.

(a)               Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)              Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.                       Person/Assets, Retained, Employed, Compensated or Used.

(a)               Solicitations or Recommendations.

Not applicable.

Item 10.                Financial Statements.

(a)               Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Financial statements” and “The Offer” titled “Additional information” is incorporated herein by reference.  The Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2009, and the Quarterly Report on Form 10-Q, as filed with the SEC on September 9, 2009, are incorporated by reference herein and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)              Pro Forma Information.

Not applicable.

Item 11.                Additional Information.

(a)               Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)              Other Material Information.

Not applicable.

Item 12.                Exhibits.

See the Exhibit Index immediately following the signature page of this Tender Offer Statement on Schedule TO.

Item 13.                Information Required by Schedule 13E-3.

(a)               Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

OMNIVISION TECHNOLOGIES, INC.

/s/ SHAW HONG
Shaw Hong
President and Chief Executive Officer

Date: November 18, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated November 18, 2009.

(a)(1)(B)	Memorandum to All Eligible Employees from Shaw Hong, dated November 18, 2009.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-Mail of Receipt of Election or Withdrawal Form.

(a)(1)(F)	Form of Reminder E-Mails.

(a)(1)(G)	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(H)	Screen Shots of Offer Website to Eligible Employees other than Residents of China or Taiwan.

(a)(1)(I)	Screen Shots of Offer Website to Eligible Employees in China or Taiwan.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)

The Company’s 2000 Stock Plan and form of option agreement, incorporated herein by reference to the Company’s Registration on Form S-1, as filed with the Commission on July 13, 2000, File No. 333-31926.

(d)(2)

The Company’s 2007 Equity Incentive Plan, as amended on July 30, 2009, incorporated herein by reference to the Company’s Schedule 14A, as filed with the Commission on July 31, 2009, File No. 000-29939.

(d)(3)

Form of Restricted Stock Unit Agreement (Global) under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.29 of the Company’s Annual Report on From 10-K for the period ended April 30, 2008, as filed with the Commission on June 30, 2008, File No. 000-29939.

(d)(4)

Form of Restricted Stock Unit Agreement (Net Issuance) under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.30 of the Company’s Annual Report on From 10-K for the period ended April 30, 2008, as filed with the Commission on June 30, 2008, File No. 000-29939.

(d)(5)

Form of Restricted Stock Unit Agreement (China) and Addenda for certain other foreign jurisdictions under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.31 of the Company’s Annual Report on From 10-K for the period ended April 30, 2008, as filed with the Commission on June 30, 2008, File No. 000-29939.

(d)(6)	UK Addendum to the 2007 Equity Incentive Plan.

(e)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.